EnCana and U.S. refiner examine joint venture to convert Ohio refinery and long-term heavy oil sales agreement

CALGARY, Alberta (November 29, 2004) — EnCana Corporation (TSX, NYSE: ECA) partnership EnCana Midstream & Marketing has signed a memorandum of understanding with The Premcor Refining Group Inc., an indirect wholly owned subsidiary of U.S. independent oil refiner Premcor Inc. (NYSE: PCO) of Old Greenwich, Conn., to conduct a preliminary design and engineering study of the modifications necessary to upgrade Premcor’s existing refinery at Lima, Ohio to process an estimated 200,000 barrels per day of blended EnCana heavy oil supplied under a proposed long-term sales contract. The agreement contemplates the establishment of a 50-50 joint venture which would own and operate the upgraded refinery.

“For a couple of years we have been working towards a market integration solution that opens the door to advancing development of our multi-billion barrels of in-situ oilsands potential. This initiative with Premcor is an exceptional opportunity to achieve a highly-efficient and low-cost market integration for our growing oilsands production. It also offers EnCana shareholders the potential to capture value right from our oilsands reservoirs to the growing market for clean transportation fuels in the U.S. Midwest,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “This initiative provides us with increased confidence to develop our in-situ oilsands projects at a faster rate than we would otherwise and further brightens Alberta’s promising oilsands future.”

“This joint venture would provide EnCana with a seamless value chain between our leading in-situ oilsands resources position and the U.S. market’s growing product demand. By partnering with Premcor we expect to build that value chain, and mitigate the impact of widely-fluctuating price differences between Canadian heavy oil and the North American light oil benchmarks. Our participation in the proposed Lima conversion project is expected to

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provide a dedicated oil market, allowing us to proceed with confidence as we unlock the tremendous potential in our low-cost, in-situ oilsands resources,” said Bill Oliver, President of EnCana Midstream & Marketing.

“The cost of converting an existing refinery to process heavy oil is estimated to be about half of the cost of building a similar-sized, standalone Alberta-based upgrader and the final product is clean transportation fuels rather than synthetic crude requiring further processing. In addition, by building heavy oil processing directly at the refinery we expect to gain the benefits of an existing operation with a strong team already in-place. Our partner in this proposed project, Premcor, is a proven, long-term operator that in 2001 completed a very successful conversion to handle heavy oil at its 250,000 barrel per day refinery in Port Arthur, Texas.” Oliver said.

Over the next several months, EnCana and Premcor will conduct preliminary engineering for the expansion and conversion of the Lima refinery, and examine transportation arrangements and the overall commercial viability of this proposal. If the project is deemed to meet the participants’ economic thresholds, EnCana and Premcor expect to form a 50-50 joint venture that would own and operate the converted refinery, where throughput is expected to rise from 170,000 to an estimated 200,000 barrels per day. Plans include negotiation of a definitive joint-venture agreement covering crude oil supply, ownership, capital and financial arrangements, and product sales. EnCana and Premcor expect to complete the study in approximately six to nine months. Major capital expenditures are not expected to be required before 2006. The converted refinery is expected to be on stream in 2008.

This market integration proposal combines the strength of two accomplished participants in the upstream and downstream sectors. EnCana is the technical and low-cost leader in the development of in-situ oilsands projects, with current bitumen production of about 35,000 barrels per day and potential in excess of 200,000 barrels per day. EnCana has the core competencies and financial strength to fund both substantial production growth and this market integration initiative. Premcor is one of the largest independent petroleum refiners and marketers of unbranded transportation fuels and heating oil in the United States.

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EnCana Corporation

With an enterprise value of more than US$30 billion, EnCana is one of North America’s leading independent oil and gas companies. EnCana pursues predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana defines resource plays as large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk and low average decline rates. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana’s disciplined pursuit of these unconventional assets has enabled it to become North America’s largest natural gas producer and a leading developer of oilsands through in-situ recovery. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

Natural gas volumes are sold based on heat content in British Thermal Units (“Btu’s”) but physically measured in standard cubic feet (“scf”). The heat content of natural gas varies by formation and therefore by production region. For example, the heat content of EnCana’s natural gas production in Alberta is approximately 1,020 Btu/scf and the U.S. Rockies is approximately 1,110 Btu/scf. The average heat content of EnCana’s natural gas production in total is approximately 1,040 Btu/scf or 1.04 million British Thermal Units (“MMBtu”)/Mcf.

EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential utilize a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the commercial viability of the proposed joint venture with Premcor; the completion of a definitive joint venture agreement; the potential capabilities, costs and timing of an upgraded refinery facility; anticipated access to markets; the timing of completion of the study; the timing of anticipated capital expenditures; matters to be covered

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by the proposed joint venture agreement and the timing of such agreement; the ability to mitigate price uncertainty; anticipated growth in production, sales and reserves for crude oil; anticipated growth from resource plays and the expected characteristics of those resource plays; anticipated resource life and anticipated success of and production from oilsands.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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